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                             October 6, 2020

       Mary Anne McGarry
       Chief Executive Officer
       Guild Holdings Company
       5887 Copley Drive
       San Diego, CA 92111

                                                        Re: Guild Holdings
Company
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted September
24, 2020
                                                            CIK No. 0001821160
                                                            Registration
Statement on Form S-1
                                                            Filed October 1,
2020
                                                            File No. 333-249225

       Dear Ms. McGarry:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Key Performance Indicators, page 73

   1. We note that you calculate the gain on sale margin by dividing total loan origination fees and gain on sale of
loans, net, by total in-house originations. Considering total loan origination fees and
gain on sale of loans, net include fair value adjustment to MLHS and
                                                        IRLCs, please tell us
why and revise your calculation and disclosure accordingly, you do not use total locked
volume which presumably includes loans subject to IRLCs.
 Mary Anne McGarry
FirstName  LastNameMary
Guild Holdings Company Anne McGarry
Comapany
October    NameGuild Holdings Company
        6, 2020
October
Page 2 6, 2020 Page 2
FirstName LastName
Non-GAAP Financial Measures, page 74

2. We note you present Non-GAAP indicators for the twelve months ended June 30, 2020.
         Please tell us the following:
             Why you included this new information in the amendment;
             Why you did not include comparable results for the twelve months ended June 30,
             2019; and
             How this information is useful for investors considering you already include Non-
             GAAP information for the year ended December 31, 2019 and the six months ended
             June 30, 2020.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Revenue
Loan Origination Fees and Gain on Sales of Loans, Net, page 79

3.       Please disclose how you calculate total locked volume.
Executive Compensation
Outstanding Equity Awards at Fiscal Year-End, page 143

4. We note your response to our prior comment 13 and your revised disclosure. Please also revise to explain what hurdle amount means in this context, as discussed in your response letter. As part of your revised disclosure please further clarify what occurs, as related to the Profits Interests in the chart, when the dollar amount exceeds the disclosed hurdle amounts listed in footnotes 2 through 5. Please also explain if any distributions were made based on the Profit Interest thresholds listed in the footnotes as of December 31, 2019.
Principal and Selling Stockholders, page 148

5. Please briefly describe the transactions from which the selling shareholders initially received their shares and the exemption relied upon from registration. Description of Certain Indebtedness, page 153

6. We note your response to our prior comment 15 and reissue. We note that the names of the counterparties to the loan and credit agreements generally described in this section already appear to be disclosed in the exhibits to the registration statement. As such, it does not appear that naming the counterparties here would put you in a competitive disadvantage. As such, please name the counterparties to the loan and credit agreements described in this section.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate
 Mary Anne McGarry
Guild Holdings Company
October 6, 2020
Page 3

time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact David Irving at 202-551-3321 or Michelle Miller at 202-551-3368 if
you have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at 202-551-3601 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameMary Anne McGarry                          Sincerely,
Comapany NameGuild Holdings Company
                                                             Division of
Corporation Finance
October 6, 2020 Page 3                                       Office of Finance
FirstName LastName